

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

<u>Via E-mail</u>
Todd Takeyasu
Executive Vice President and Chief Financial Officer
Penn West Petroleum Ltd.
Suite 200, 207 – 9th Avenue SW
Calgary, Alberta, Canada T2P 1K3

**Re: Penn West Petroleum Ltd.
Form 40-F for the Fiscal Year ended December 31, 2012
Filed March 15, 2013
File No. 001-32895**

Dear Mr. Takeyasu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 40-F for the Fiscal Year ended December 31, 2012</u>

<u>2012 Management's Discussion and Analysis</u>

1.   We note that you report under this heading Gross Revenues which include realized gains and losses on commodity contracts. However, in your Consolidated Statements of Income, you include both realized and unrealized gains and losses as part of your total revenues. Tell us why you believe inclusion of both realized and unrealized gains and losses in your total revenues in your financial statements is appropriate, while excluding unrealized amounts from your measure of revenues under this heading. Given your disclosure in Note 11, indicating that you have not designated any derivative contracts as hedges for accounting purposes, please also explain why you believe the effects of your derivative activities are fairly presented as revenues, along with your oil and gas sales.

Additionally, please explain to us how you calculated realized and unrealized gains and losses on your derivatives. Since you report derivative assets and liabilities at fair value and the changes in fair value as gain or loss each period, tell us why you believe differentiating between the realized and unrealized portions is meaningful, understanding that realized amounts should not reflect the overall impact of the underlying instruments because these do not include previously recognized unrealized gain or loss.

2012 Annual Financial Statements

Consolidated Statements of Income

2.   We note that you completed property dispositions of $1.6 billion during 2012 and recorded related gains of $384 million. Please tell us how the cost basis of the underlying properties was determined and provide the related calculations; describe any allocation methods utilized to determine the cost basis. In addition, please clarify how you have considered the guidance in paragraph 86 of IAS 36, regarding goodwill associated with operations that were disposed. If no goodwill was allocated to the related cash-generating unit, explain why.

Note 3 - Significant Accounting Policies

c): Goodwill

3.   We note that you test goodwill for impairment on a consolidated level. Please explain to us how you determined that the consolidated level was appropriate and the reason you do not test goodwill for impairment at the cash–generating unit level. Refer to paragraphs 80 through 83 of IAS 36 for guidance.

4.   We note your disclosure under Note 8: Goodwill that the recoverable amount under the goodwill impairment test was determined based on the fair value less costs to sell method. You also identify certain of the key assumptions that underlie your determination of fair value less costs to sell. Please explain to us how your methodology is in compliance with paragraph 27 of IAS 36, and provide us a copy of your recoverability analysis. As part of your response, please tell us how you have considered the outcome of any recent transactions for similar assets, including your recent dispositions, and the stock market capitalization of your company. In addition, we note the disclosure in your prior year Form 40-F that one of your key assumptions included the future cash flows using proved plus probable reserves discounted at 10%, and that the current year's disclosure does not include this key assumption. Please describe any significant change in this key assumption from the prior year to the current year.

i): PP&E

5.   The guidance in paragraph 12(d) of IAS 36 requires consideration as an indicator that an asset may be impaired, circumstances when the carrying amount of the net assets of an entity is more than its market capitalisation. We note that your market capitalization as of the end of 2012 was approximately $5 billion and the carrying amount of your net assets at the same time was $8.9 billion. This difference appears to indicate that you should have estimated the recoverable amount of each of your cash-generating units. As disclosed in Note 7: Property, Plant and Equipment, we note that you recorded a $277 million impairment related to certain properties in northern British Columbia, although it is not clear whether you have estimated recoverability for other properties or how you determined additional impairments for these other properties were not required.

We also note that the net present value of future net revenue as of December 31, 2012, discounted at 10%, (page A3-4 of Exhibit 99.1), was $9.1 billion, while the net book value of your property, plant and equipment is $10.9 billion. Accordingly, if you have estimated the recoverability for each of your cash-generating units, please provide us these recoverability analyses and explain how the analyses conform to paragraphs 30 and 33 of IAS 36. If you have not estimated the recoverability of each of your cash-generating units, please explain to us the basis for your accounting.

Operating Segments

6.   Please provide the disclosures required by paragraphs 20 through 22 of IFRS 8. Please explain how your six principal oil and natural gas properties or resource plays and other factors were considered in identifying your reportable segments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Todd Takeyasu
Penn West Petroleum Ltd.
August 23, 2013
Page 4

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief